

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

February 16, 2007

Mr. Kenneth Haber
Chief Financial Officer
OM Group, Inc.
127 Public Square, 1500 Key Tower
Cleveland, Ohio 44114-1221

   RE: Form 10-K for Fiscal Year Ended December 31, 2005
      Forms 10-Q for Quarters Ended March 31, 2006, June 30, 2006 and
      September 30, 2006
      File No. 1-12515

Dear Mr. Haber:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

   If you have any further questions regarding our review of your filings, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733 or in his absence, to Scott Watkinson, Staff Accountant, at (202) 551-3741.
 .

             Sincerely,

             Rufus Decker
             Accounting Branch Chief